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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

March 28, 2013
Re:	Triple-S Management Corporation Registration Statement on Form S-3 File No. 333-187082

Mr. Jeffrey P. Riedler
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Riedler:

We are writing this letter to respond to the comment letter (the “Comment Letter”) of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated March 21, 2013 with respect to the Registration Statement on Form S-3 (the “Registration Statement”) filed by Triple-S Management Corporation (the “Company”) on March 6, 2013. For your convenience, we have reproduced the applicable Staff comment preceding each response. In connection herewith, the Company is filing Amendment No. 1 (the “Amendment”) to the Registration Statement. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Please find enclosed two copies of the Amendment, one of which has been marked to show changes from the Registration Statement as filed on March 6, 2013. The changes reflected in the Amendment include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and complete the information presented.

General

1.
We note your disclosure on page 1 which states, “We may purchase up to $30 million Class B shares in the Offering.” We also note that the extent to which you will be acting as a purchaser in the Offering will be set forth in a prospectus supplement. It appears that further information concerning this aspect of the offering may be known or reasonably available. See Rule 430B and Rule 409. Accordingly, please amend your filing to describe to what extent you will be acting as purchaser in the Offering and the effects of such a buyback. Alternatively, please provide us with an analysis of why you are able to exclude this information from your registration statement.

Mr. Jeffrey P. Riedler	2	March 28, 2013

The Company has revised the language under “The Class A Common Stock Conversion” to clarify that its Board of Directors has authorized the Company to act as a purchaser for up to $30 million of the Class B shares in the Offering, but that whether or not the Company ultimately acts as a purchaser in the Offering and to what extent is subject to the Company’s discretion, and will be determined at a later date following consideration of, among other factors, the number of shares submitted for sale in the Offering by holders of Class A common stock and market conditions at the time of the Offering.  Accordingly, no further information concerning the Company’s role as a purchaser in the Offering will be known or available prior to the effectiveness of the Registration Statement, and such information will be included in the prospectus supplement relating to the Offering, should it occur.

2.
Pursuant to Rule 430B and Rule 409, your registration statement must include disclosure of the possible plans of distribution. See Footnote 442 of the Securities Offering Reform Release, available at http://www.sec.gov/rules/final/33-8591.pdf. Please amend your filing to include disclosure of the possible plans of distribution.

The Company has revised the Registration Statement to include a “Plan of Distribution” section that discloses the possible plans of distribution for an offering conducted pursuant to the Registration Statement. See pages 10 to 11.

Where you can find more information, page 2

3.
We note that your registration statement does not include a statement to the effect that all filings filed by you after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus. Accordingly, please amend your registration statement to incorporate by reference your Form 8-K filed on March 17, 2013 and Form 10-K filed on March 14, 2013 pursuant to Part I, Item 12 of Form S-3. For additional guidance, please refer to the Compliance and Disclosure Interpretations: Securities Act Forms Question 123.05.

The Company has revised the Registration Statement to include the requested language and has incorporated by reference its Form 8-K filed on March 7, 2013, its Form 10-K filed on March 14, 2013 and its Definitive Proxy Statement on Schedule 14A filed on March 15, 2013 (to the extent incorporated by reference into Part III of its Form 10-K).

Signatures

4.	Please provide the signature of your chief accounting officer or controller. If another officer is signing in that capacity, please revise your signature page accordingly.

The Company has revised the signature page to reflect that its chief financial officer is also its chief accounting officer.  See page II-4.

*           *           *

Mr. Jeffrey P. Riedler	3	March 28, 2013

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-4950 with any questions you may have with respect to the foregoing.

Very truly yours,
/s/ Nicholas A. Kronfeld
Nicholas A. Kronfeld

cc:	Ramón M. Ruiz-Comas, President and Chief Executive Officer of the Registrant Roberto García Rodríguez, Vice President, General Counsel & Secretary of the Registrant